Exhibit 99.1

Medigus: ScoutCam Announced Acceptance of $2.4M Quote from a Fortune 500 Multinational Healthcare Corporation

Following Acceptance of $2.4M Quote, Preeminent Visual Solutions Creator will Develop Customized Products for Medical Supplies Giant

OMER, Israel, July 24, 2020- Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced that it was informed by ScoutCam Inc. (OTC: SCTC), the Medigus’ subsidiary and a leading developer and manufacturer of customized visual solutions and supplementary technologies, that ScoutCam Ltd., ScoutCam’s wholly-owned subsidiary and Medigus’ indirect subsidiary, accepted a quote of $2.4 million for its single-use miniature video cameras from a Fortune 500 multinational healthcare corporation. According to the terms of this commitment, the two companies will work together to develop a complete visualization solution that incorporates ScoutCam’s single-use miniature video cameras for a minimally invasive surgical end-user product.

Today’s announcement was preceded by the signing of a Development Strategy Agreement in November 2019, which will continue to govern the remainder of the existing engagement through mid-2021.

“Forecasts from our biotech partners show that upon successful completion of the development project, ScoutCam is expected to sell tens of thousands of single-use cameras annually in the upcoming years, which may generate tens of millions of dollars in revenue per year,” said Dr. Yaron Silberman, CEO of ScoutCam. “Overall, this is an incredible honor, and we are proud to share the advancements that may come as a result of this partnership with patients and doctors that stand to benefit from the use of the finished products.”

About ScoutCam

ScoutCam is a leading provider of customized visual solutions for organizations across a variety of industries in the form of highly resistant micro cameras and supplementary technologies. ScoutCam devices are used across the medical, aerospace, industrial, research and defense industries. For more information please visit www.scoutcam.com.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in or derived from this press release will not be achieved, such as the successful manufacture and supply of the miniature video cameras by ScoutCam Ltd. or delay in receipt of payments or proceeds therefor, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com